Rockwell Diamonds’ Sale of Unproductive Assets Generates C$6.5 Million
to Be Used to Fund Capital Growth Projects

July 26, 2011 Vancouver, BC – Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) is pleased to announce further progress in its turnaround strategy, with the sale of three non-core assets which generated total proceeds of C$6.5 million.

“The strategic review which was conducted in the first quarter of 2011, included an investigation of our asset allocation processes to ensure that all equipment and properties were being fully utilized,” explains James Campbell, CEO Rockwell. “This analysis of the Company’s asset register helped us to identify three assets that were not generating adequate returns and the decision was taken to sell these to generate funds for our capital investment programme. We will continue with this evaluation process to ensure that we optimally use all the assets on our balance sheet.”

The assets which have been disposed of are as follows:

  The sale of Makoenskloof property, located in the Northern Cape, was concluded in mid July 2011 for C$0.9m, which will be settled by the end of August 2011. The decision to sell this property was taken after the exploration and evaluation results showed that it did not fit Rockwell’s investment criteria and that it might prove attractive to a third party with a different set of skills.

  The PC3000 excavator located at the Wouterspan mine which is on care and maintenance has been sold. The sale was completed in the third week of July 2011 and the full sale consideration of C$3.0 million has been received.

  A sale agreement for the Holpan DMS plant has been concluded for a total consideration of C$2.6 million which is payable in two equal tranches. The first payment of C$1.3 million has been received with the balance payable within 30 days. The mine was put on care and maintenance in May 2011 and is adjacent to Klipdam, which has a plant with the capacity to process any gravels extracted from Holpan in the future.

Campbell highlighted this as “a positive move forward for Rockwell and just one of many proactive steps being taken to ensure that the Company delivers on its potential. The funds amounting to C$6.5 million will be allocated towards our new capital project budget. This includes putting in place a new infield screen at Saxendrift, and completing the Tirisano construction project. These funds will supplement our current capital raising activities, reducing the total quantity of funds which we are targeting as well as dilution to the immediate benefit of all shareholders.”

Campbell explained that the team “was looking at every aspect of the business with the objective of ensuring that our focus turned to creating value and sweating the assets” and did not discount further sales as he cleaned up things across the Company’s operations.

For further information on Rockwell and its operations in South Africa, please contact

James Campbell	CEO	+27 (0)83 457 3724

Stéphanie Leclercq	Investor Relations	+27 (0)83 307 7587

About Rockwell Diamonds:

Rockwell is engaged in the business of operating and developing alluvial diamond deposits, with a goal to become a mid-tier diamond mining company. The Company has three existing operations, which it is progressively optimizing, two development projects and a pipeline of earlier stage properties with future development potential. Rockwell is also at an advanced stage of completing the acquisition of the Tirisano property.

Rockwell also evaluates merger and acquisition opportunities which have the potential to expand its mineral resources and production profile and would provide accretive value to the Company.

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production. In particular there can be no assurance that refinancing funds will be available to Rockwell on acceptable terms or any terms at all.

For further information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.